Linktone Acquires Controlling Interest in Chinese Game Developer Letang

BEIJING, China, January 13, 2010 — Linktone Ltd. (NASDAQ: LTON), a wireless interactive entertainment services provider to consumers in China, today announced that it has entered into a definitive agreement to acquire a controlling interest in Letang, Game Limited. (“Letang”). a private Chinese company specializing in the development of mobile games and PC online games utilizing innovative content and leading technology.

Chief Executive Officer of Linktone, Hary Tanoesoedibjo commented, “The acquisition of a controlling interest in Letang is a significant achievement for Linktone in accelerating our presence in the fast-growing game market – one of our top strategic priorities. With more than 80 professionals, Letang offers a comprehensive portfolio of high quality branded games that can be played on the major global mobile phone operating systems and platforms including Flash, Symbian, KJava, MTK, Android, BlackBerry and iPhone. The management team of Letang brings deep expertise in Chinese game market experience, especially in mobile games, they are one of the pioneers in mobile game development in China. With this combination of Letang’s strong R&D expertise and Linktone’s broad distribution capabilities, we believe that this acquisition will better position Linktone to continue our efforts to leverage growth opportunities in both domestic and overseas markets with the goal of sustainable long-term growth and profitability to shareholders.”

“We believe that this is a great partnership that will benefit both Letang and Linktone,” said Xiaoqing Fan, Chief Executive Officer of Letang. “We are proud to be a part of Linktone and look forward to expanding our share of the Chinese game market.”

Under the terms of the transaction, Linktone has agreed to pay up to US$9.15 million in cash to acquire 50.01% of the equity of Letang. Letang will receive US$2.56 million in cash at the closing of the acquisition, with the remainder of the consideration payable upon the achievement by Letang of certain financial milestones during years 2010 and 2011.

ABOUT LINKTONE LTD.
Linktone Ltd. is one of the leading providers of wireless interactive entertainment services to consumers in China.  Linktone provides a diverse portfolio of services to wireless consumers and corporate customers, with a particular focus on media, entertainment and communications.  These services are promoted through the Company’s strong distribution network, integrated service platform and multiple marketing sales channels, as well as through the networks of the mobile operators in China.  Through in-house development and alliances with international and local branded content partners, the Company develops, aggregates, and distributes innovative and engaging products to maximize the breadth, quality and diversity of its offerings.

FORWARD-LOOKING STATEMENTS
This press release contains statements of a forward-looking nature.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements.  The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to:  whether the acquisition of a controlling interest in Letang will yield the benefits anticipated by Linktone, including expanding Linktone’s presence in the mobile and PC online game market in China and elsewhere; the risk of a slow-down in the growth of the mobile and PC online game market; possible changes in the policies of the PRC Ministry of Industry and Information Technology and/or the telecom operators in China or in the manner in which the operators interpret and enforce such policies, including policies which might reduce the prices the Company or Letang may charge customers; the risk that other changes in Chinese laws and regulations, including without limitation tax laws or laws relating to the usage of telecom value-added services, or in application thereof by relevant PRC governmental authorities, could adversely affect Linktone’s financial condition and results of operations; the risk that Linktone will not be able to compete effectively in the telecom value-added services market in China or any new markets it enters, for whatever reason, including competition from other service providers or penalties or suspensions for violations of the policies of the telecom operators; the risk that Linktone will not be able to realize meaningful returns from strategic partnerships or may be required to record provisions for impairments in the value of the Company’s investments in such partnerships; the risk that Linktone and Letang will not be able to develop and effectively market innovative games; the risk that Linktone will not be able to effectively control its operating expenses in future periods or make expenditures that effectively differentiate Linktone’s services and brand; and the risks outlined in Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F.  Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Investor Relations
Serena Shi                                                   Brandi Piacente
Linktone Ltd.                                                The Piacente Group, Inc.
Tel: 86-10-6539-6802                                Tel: 212-481-2050
Email: serena.shi@linktone.com             Email: brandi@thepiacentegroup.com